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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 3 to
                                   SCHEDULE TO

                                (Final Amendment)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              PENNACO ENERGY, INC.
                       (Name of subject company (issuer))

                        MARATHON OIL ACQUISITION 1, LTD.,
                          a wholly owned subsidiary of
                              MARATHON OIL COMPANY,
                          a wholly owned subsidiary of
                                 USX CORPORATION
                      (Names of filing persons (offerors))

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
             (INCLUDING THE ASSOCIATED COMMON SHARE PURCHASE RIGHTS)
                         (Title of class of securities)

                                    708046107
                                 (CUSIP number)

                             WILLIAM F. SCHWIND, JR.
                              MARATHON OIL COMPANY
                              5555 SAN FELIPE ROAD
                            HOUSTON, TEXAS 77056-2723
                                 (713) 629-6600
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)

                                    Copy to:

                              R. JOEL SWANSON, JR.
                               BAKER BOTTS L.L.P.
                                 ONE SHELL PLAZA
                                  910 LOUISIANA
                            HOUSTON, TEXAS 77002-4995
                                 (713) 229-1234


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [x]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results
of the tender offer:   [x]

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         Marathon Oil Acquisition 1, Ltd., a Delaware corporation (the
"Purchaser"), Marathon Oil Company, an Ohio corporation ("Marathon"), and USX Corporation, a Delaware corporation ("USX"), hereby amend and supplement their Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on January 8, 2001 (as amended and supplemented, the "Schedule TO"). This Amendment No. 3 is the final amendment to the Schedule TO. The Schedule TO relates to the offer by the Purchaser to purchase all the outstanding shares of common stock, par value $.001 per share ("Common Stock"), of Pennaco Energy, Inc., a Delaware corporation (the "Company"), together with the associated common share purchase rights issued pursuant to the Rights Agreement dated as of February 24, 1999, as amended as of December 22, 2000, between the Company and the Computershare Investor Services, L.L.C., as rights agent (collectively with the Common Stock, the "Shares"), at $19 per Share, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase dated January 8, 2001 (as amended and supplemented, the "Offer to Purchase") and the related Letter of Transmittal. Capitalized terms used and not otherwise defined herein have the respective meanings assigned thereto in the Offer to Purchase.

ITEMS 8.  INTEREST IN SECURITIES OF SUBJECT COMPANY.

         Item 8 is hereby amended and supplemented by adding to the end thereof the following:

                  "The Offer expired at 12:00 midnight, New York City time, on Monday, February 5, 2001. Based on information provided by the Depositary, as of midnight, New York City time, on Monday, February 5, 2001, 17,563,120 Shares (including 956,809 Shares subject to guarantees of delivery within three trading days after the Expiration Date) were validly tendered pursuant to the Offer and not withdrawn. Such Shares represent 87.4% of the Shares outstanding. The Purchaser has accepted for payment and will promptly pay for all validly tendered Shares in accordance with the terms of the Offer.

                  A copy of the press release, dated February 6, 2001, issued by Marathon announcing the completion of the tender offer is attached hereto as Exhibit (a)(13) and is incorporated herein by reference."

ITEM 11.   ADDITIONAL INFORMATION.

         The information set forth in Item 8 of this Amendment No. 3 to the Schedule TO is incorporated herein by reference. Item 11 is further amended and supplemented by adding at the end thereof the following:

                  "On February 5, 2001, the Delaware Court of Chancery denied a motion for a preliminary injunction filed by one of the plaintiffs in the pending Delaware lawsuits."

ITEM 12.    MATERIALS TO BE FILED AS EXHIBITS.

         Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

         (a)(12)  --  Press release issued by Marathon on February 5, 2001.

         (a)(13)  --  Press release issued by Marathon on February 6, 2001.

         (d)(2)   --  Amendment to Agreement and Plan of Merger, dated as of
                      February 2, 2001, among Marathon Oil Acquisition 1, Ltd., Marathon Oil Company and Pennaco Energy, Inc.




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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 6, 2001

                               MARATHON OIL ACQUISITION 1, LTD.


                               By:        /s/   John T. Mills
                                     -------------------------------------------
                                     John T. Mills
                                     Vice President


                               MARATHON OIL COMPANY


                               By:        /s/     Clarence P. Cazalot, Jr.
                                     -------------------------------------------
                                     Clarence P. Cazalot, Jr.
                                     President


                               USX CORPORATION


                               By:        /s/     Clarence P. Cazalot, Jr.
                                     -------------------------------------------
                                     Clarence P. Cazalot, Jr.
                                     Vice Chairman



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                                INDEX TO EXHIBITS

EXHIBIT NO.       DESCRIPTION
-----------       -----------
(a)(1)*       --  Offer to Purchase dated January 8, 2001

(a)(2)*       --  Form of Letter of Transmittal

(a)(3)*       --  Form of Notice of Guaranteed Delivery

(a)(4)*       --  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees

(a)(5)*       --  Form of Letter to Clients for Use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and Other Nominees

(a)(6)*       --  Guidelines for Certification of Taxpayer Identification Number
                  on Substitute Form W-9

(a)(7)*       --  Summary Advertisement as published in The Wall Street Journal on January 8, 2001

(a)(8)*       --  Complaint filed by Harry Levy in the District Court, City and
                  County of Denver, Colorado, on January 5, 2001

(a)(9)*       --  Complaint filed by Richard Stearns in the District Court, City and County of Denver, Colorado, on January 5, 2001

(a)(10)*      --  Complaint filed by John Grillo in the Court of Chancery of the State of Delaware in and for New Castle County on January
                  9, 2001, together with related Motion for Preliminary
                  Injunction and Motion for Expedited Proceedings filed on January 10, 2001

(a)(11)*      --  Complaint filed by Thomas Turberg in the Court of Chancery of the State of Delaware in and for New Castle County on January 9, 2001

(a)(12)       --  Press release issued by Marathon on February 5, 2001.

(a)(13)       --  Press release issued by Marathon on February 6, 2001.

(d)*          --  Agreement and Plan of Merger, dated as of December 22, 2000, among Marathon Oil Acquisition 1, Ltd., Marathon Oil Company and Pennaco Energy, Inc.

(d)(2)        --  Amendment to Agreement and Plan of Merger, dated as of
                  February 2, 2001, among Marathon Oil Acquisition 1, Ltd.,
                  Marathon Oil Company and Pennaco Energy, Inc.

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* Previously filed.